Exhibit 3.1

FORM OF AMENDMENTS
TO THE
CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES C PREFERRED STOCK
OF

GUIDED THERAPEUTICS, INC.

1.	Section 2 of the Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Designations”) was deleted in its entirety and replaced by the following:

Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series C Convertible Preferred Stock (the “Preferred Stock”) and the number of shares so designated shall be up to 9,000 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $0.001 per share and a stated value equal to $1,000 (the “Stated Value”), subject to increase as set forth in Section 3.

2.	Section 6(c) of the Designations was amended by adding the following sentence at the end of such section:

This Section 6(c) shall not apply to any Holder who, immediately prior to becoming the beneficial owner of shares of Preferred Stock, beneficially held more than 4.99% of the Common Stock.

3.	Section 7(b)(i) of the Designations was deleted in its entirety and replaced by the following:

(i) For so long as any Preferred Stock is outstanding, if the Corporation shall issue or sell any shares of Common Stock (as actually issued or, pursuant to paragraph (ii) below, deemed to be issued), without the consent of the holders of at least a majority in interest of the Preferred Stock then outstanding, for a consideration per share less than the Conversion Price in effect immediately prior to such issue or sale, then immediately upon such issue or sale the Conversion Price shall automatically be adjusted to a price equal to the price paid per share in such sale or issue.